July 25, 2006

For further information,
Contact: James L. Ryan
Bank of Walnut Creek
(925) 932-5353 Ext. 200

Walnut Creek, CA . . .

BWC FINANCIAL CORP. DECLARES CASH DIVIDEND

BWC Financial Corp. announced that its Board of Directors declared a quarterly cash dividend of $0.10 per share, to be distributed on or about August 15, 2006, to shareholders of record as of August 7, 2006.

BWC Financial Corp. is the holding company for Bank of Walnut Creek. Founded in 1980, Bank of Walnut Creek's headquarters and main office are at 1400 Civic Drive, Walnut Creek. Additional branch offices are in Orinda, San Ramon, Danville, Pleasanton, and Livermore, with a regional commercial banking office in San Jose.

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Nasdaq: BWCF
http://www.bowc.com